FOR IMMEDIATE RELEASE

AutoChina International Reports Record Financial Results for the
Second Quarter and Six Months Ended June 30, 2009

Company Presenting at Rodman & Renshaw Annual Global Investment Conference

Q2 2009 Financial Highlights (1)
•	Sales of $194.2 million, an increase of 68.7% year-over-year
•	Sales of the commercial vehicle sales and leasing business increased 202.2% to $61.0 million
•	Net income attributable to shareholders of $3.8 million, an increase of 108.0% year-over-year
•	EBITDA of $8.7 million, an increase of 143.6% year-over-year

First Half 2009 Financial Highlights (1)
•	Sales of $320.3 million, an increase of 47.7% year-over-year
•	Sales of the commercial vehicle sales and leasing business increases 227.4% to $71.0 million
•	Net income attributable to shareholders of $5.5 million, an increase of 79.1% year-over-year
•	EBITDA of $12.9 million, an increase of 78.3% year-over-year

Operational Highlights
•	Company signs definitive agreement to sell automotive dealership business for approximately $68.9 million in June 2009; expected to close during October 2009
•
Total number of commercial vehicle sales and leasing branches increases from 103 at December 31, 2008 to 142 at August 31, 2009; 1,535 vehicles were financed in the second quarter of 2009, compared to 580 in the second quarter of 2008

Beijing, China – September 10, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (OTCBB: AUCLF, AUCWF, AUCUF), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, today reported financial results for its second quarter and six months ended June 30, 2009.(1)

The Company’s Chairman and CEO, Mr. Yong Hui Li, noted, “The first six months of 2009 was a transformational period in AutoChina’s history, as we became a public company, agreed to sell our passenger auto dealership business, and reported rapid growth of our commercial vehicle sales and leasing business.   Although we expect to initially generate lower revenues following the sale of the auto dealership business, we believe that the commercial vehicle business model that we have created provides a significant opportunity for growth, and the capital received from our auto-dealership business will allow for our Company to accelerate this process.  We continue to expand our operations, having grown the total number of branches related to our leasing business from 103 at December 31, 2008 to 142 at August 31, 2009, and we expect to open an additional 8 branches by the end of 2009.  We believe that we are well-positioned to capitalize on the commercial vehicle expansion in China and to build on our position in this highly fragmented market.  We had approximately $21.4 million in cash as of June 30, 2009, which does not incorporate the pending sale of the auto dealership business.”

AutoChina International Ltd.	Page 2
September 10, 2009

2009 Second Quarter Financial Review

A summary of financial results is included below:(1)

(1) These financial results prior to April 9, 2009 reflect those of the Company’s operating subsidiary, AutoChina Group, Inc. (“ACG”) on a stand-alone basis, without adjustment, prior to its acquisition by Spring Creek Acquisition Corp. on April 9, 2009. In addition, the financial results through June 30, 2009 include those of the automotive dealership business, which is in the process of being sold.

In USD thousands, except share numbers and EPS	(unaudited)		(unaudited)
	Q2 2009		Q2 2008
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Total sales	$194,203	100.0%	$115,126	100.0%	68.7%
Consumer auto sales	$120,189	61.9%	$85,863	74.6%	40.0%
Commercial vehicle sales and leasing	$61,022	31.4%	$20,193	17.5%	202.2%
Parts and service	$12,832	6.6%	$8,773	7.6%	46.3%
Gross profit	$10,221	5.3%	$6,001	5.2%	70.3%
SG&A	$4,732	2.4%	$3,846	3.3%	23.0%
Operating income	$5,798	3.0%	$2,332	2.0%	148.6%
Net income attributable to shareholders	$3,792	2.0%	$1,823	1.6%	108.0%
EBITDA	$8,659	4.5%	$3,555	3.1%	143.6%
Outstanding number of common shares
Basic	8,246,541		8,246,541		-
Diluted	8,809,069		8,809,069		-
Earnings per share
Basic	$0.46		$0.22		109.1%
Diluted	$0.43		$0.21		104.8%

The Company reported net sales for the 2009 second quarter of $194.2 million, up 68.7% year-over-year from $115.1 million in the second quarter of 2008.  The Company’s sales by segment were as follows:

•	$120.2 million, or 61.9%, related to consumer auto sales;
•	$61.0 million, or 31.4%, related to commercial vehicle sales and leasing; and
•	$12.8 million, or 6.6%, related to parts and services.

The Company’s commercial vehicle sales and leasing business recorded 1,535 vehicle financing agreements and sales in the second quarter of 2009, compared to 580 in the second quarter of 2008. In addition, the Company realized no losses on any lease-to-own loans on its commercial vehicles in the entire first half of 2009.

AutoChina International Ltd.	Page 3
September 10, 2009

As a percentage of total sales, overall gross margin slightly increased to 5.3% for the three months ended June 30, 2009, from 5.2% for the prior fiscal year period, which is in line with the Company’s increase in revenues.  The Company expects continued improvement in margins due to the increased contribution to sales from the commercial vehicle sales and leasing business, which has higher margins than the dealership business.

For the three months ended June 30, 2009, selling, general and administrative (SG&A) expenses were $4.7 million, compared to $3.8 million for the same period of the prior year.  As a percentage to total revenues, SG&A expenses decreased to 2.4% in the second quarter of 2009, from 3.3% in the prior year period, despite growth in the number of employees, commercial vehicle sales and leasing branches, and additional expenses incurred to operate as a public company since April 2009.

Net income attributable to shareholders for the second quarter of 2009 increased to $3.8 million, or $0.43 per diluted share based on 8.8 million weighted average diluted shares outstanding, compared to $1.8 million, or $0.21 per diluted share based on 8.8 million weighted average diluted shares outstanding, in the second quarter of 2008, primarily resulting from the significant increase of revenues generated from both businesses.  EBITDA for the quarter ended June 30, 2009 increased to $8.7 million from $3.6 million in the prior year quarter.  A table reconciling adjusted EBITDA to net income can be found at the end of this release.

Six Months Ended June 30, 2009 Financial Review

A summary of financial results is included below:

In USD thousands, except share numbers and EPS	(unaudited)		(unaudited)
	Six Months Ended June 30 2009		Six Months Ended June 30 2008
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Total sales	$320,309	100.0%	$216,883	100.0%	47.7%
Consumer auto sales	$225,094	70.3%	$178,337	82.3%	26.2%
Commercial vehicle sales and leasing	$70,958	22.1%	$21,674	10.0%	227.4%
Parts and service	$24,041	7.5%	$16,575	7.6%	45.0%
Gross profit	$17,238	5.4%	$11,723	5.4%	47.0%
SG&A	$9,674	3.0%	$6,478	3.0%	49.3%
Operating income	$8,096	2.5%	$5,482	2.5%	47.7%
Net income attributable to shareholders	$5,493	1.7%	$3,067	1.4%	79.1%
EBITDA	$12,854	4.0%	$7,208	3.3%	78.3%
Outstanding number of common shares
Basic	8,246,541		8,246,541		-
Diluted	8,809,069		8,809,069		-
Earnings per share
Basic	$0.67		$0.37		81.1%
Diluted	$0.62		$0.35		77.1%

AutoChina International Ltd.	Page 4
September 10, 2009

For the six months ended June 30, 2009, total sales increased 47.7% to $320.3 million, from $216.9 million in the comparable prior year period.  The Company’s sales by segment were as follows:

•	$225.1 million, or 70.3% of revenues, related to consumer auto sales;
•	$71.0 million, or 22.1%, related to commercial vehicle sales and leasing; and
•	$24.0 million, or 7.5%, related to parts and services.

As a percentage of total sales, overall gross margin remained flat at 5.4% for the six months ended June 30, 2009 and the prior year period.  For the six months ended June 30, 2009, SG&A expenses were $9.7 million, compared to $6.5 million for the same period of the prior year.  As a percentage to total revenues, SG&A expenses remained flat at 3.0% for the six months ended June 30, 2009 and June 30, 2008, respectively.

Net income attributable to shareholders was $5.5 million, or $0.62 per diluted share based on 8.8 million weighted average diluted shares outstanding, for the six months ended June 30, 2009, compared to $3.1 million, or $0.35 per diluted share based on 8.8 million weighted average diluted shares outstanding, in the prior year period.  EBITDA for the six months ended June 30, 2009 increased to $12.9 million from $7.2 million in the prior year period.  Proforma statements of income and a balance sheet to reclassify the pending discontinued operations of the automotive dealership business are presented.

Balance Sheet Highlights

As of June 30, 2009, the Company had cash and cash equivalents of $21.4 million; working capital of $15.6 million, and stockholders’ equity of $72.8 million.  These totals do not incorporate the Company’s definitive agreement to sell its consumer auto dealership business to Xinjiang Guanghui Industry Investment (Group) Co. for a cash payment of approximately $68.8 million (RMB470 million). In addition the Company does not expect to recognize a loss on this transaction.

Company to Webcast Presentation at Investor Conference at 2:25 PM ET on September 10, 2009

The Company also announced that its CFO, Jason Wang, is scheduled to present at the Rodman & Renshaw Annual Global Investment Conference on Thursday, September 10, 2009 in New York, NY.  Mr. Wang will be presenting at 2:25 PM Eastern Time.  The presentation will also be broadcast live over the Internet via http://wsw.com/webcast/rrshq15/auclf.ob/.  To listen to the live presentation, go to the website at least 15 minutes early to register, download and install any necessary audio software.

AutoChina International Ltd.	Page 5
September 10, 2009

See the Company’s filings with the SEC (available at www.sec.gov without charge) for additional information.

About AutoChina International Limited:

AutoChina International Limited (OTCBB: AUCLF, AUCWF, AUCUF), is a leading one-stop commercial auto financing and sales company in China.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

AutoChina International Ltd.	Page 6
September 10, 2009

Use of Non-GAAP Measures

AutoChina defines EBITDA as net income before interest expense, income taxes, depreciation and amortization.  EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from EBITDA, and the material limitations of EBITDA, such as: EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes EBITDA using the same consistent method from quarter to quarter. The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(+86) (311) 8569-6386 / jcwang@autochinaintl.com

Investor Relations:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 7
September 10, 2009

CONSOLIDATED STATEMENTS OF INCOME
 (In thousands, except share and per share data)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
New automobiles	$120,189	$85,863	$225,094	$178,337
Commercial vehicles	61,022	20,193	70,958	21,674
Parts and services	12,832	8,773	24,041	16,575
Insurance service, net	160	297	216	297
Total sales	194,203	115,126	320,309	216,883

Cost of sales
New automobiles	115,409	83,415	216,439	172,108
Commercial vehicles	58,241	19,275	67,782	20,676
Parts and services	10,332	6,435	18,850	12,376
Total cost of sales	183,982	109,125	303,071	205,160

Gross profit	10,221	6,001	17,238	11,723

Operating expenses
Selling and marketing	2,328	1,984	4,908	3,280
General and administrative	2,404	1,862	4,766	3,198
Other income, net	(309)	(177)	(532)	(237)
Total operating expenses	4,423	3,669	9,142	6,241

Income from operations	5,798	2,332	8,096	5,482

Other income (expenses)
Floor plan interest expense	(201)	(209)	(428)	(452)
Other interest expense	(630)	(387)	(923)	(863)
Other interest expense, related parties	(221)	-	(221)	-
Interest income	2,131	611	3,135	750
Accretion of share repurchase obligation	(310)	-	(310)	-
Equity in (loss) earnings of Unconsolidated subsidiaries	37	(6)	37	(17)
Acquisition-related costs	(287)	-	(295)	-
Total other income (expenses)	519	9	995	(582)

Income before income taxes	6,317	2,341	9,091	4,900

Income tax provision (benefit)	1,855	261	2,539	1,065
Income from continuing operations	4,462	2,080	6,552	3,835
Income (loss) from discontinued operations, net of taxes	-	16	-	(151)

Net income	4,462	2,096	6,552	3,684
Net income attributable to non- controlling interests	(670)	(273)	(1,059)	(617)
Net income attributable to shareholders	$3,792	$1,823	$5,493	$3,067

AutoChina International Ltd.	Page 8
September 10, 2009

CONSOLIDATED STATEMENTS OF INCOME - Continued
 (In thousands, except share and per share data)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Earnings (Loss) per share – basic and diluted
Basic	$0.46	$0.22	$0.67	$0.37
Diluted	$0.43	$0.21	$0.62	$0.35

Weighted average number of common shares

Basic	8,246,541	8,246,541	8,246,541	8,246,541
Diluted	8,809,069	8,809,069	8,809,069	8,809,069

AutoChina International Ltd.	Page 9
September 10, 2009

CONSOLIDATED BALANCE SHEETS
 (In thousands, except share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$21,404	$17,406
Restricted cash	53,348	40,824
Restricted cash held in escrow	4,987	-
Note receivable	769	-
Accounts receivable	3,238	4,272
Inventories	35,032	37,463
Deposits for inventories	34,640	21,621
Prepaid expenses and other current assets	4,955	5,474
Due from unconsolidated subsidiary	220	529
Current maturities of net investment in sales-type leases	43,907	14,867
Deferred income tax assets	2,405	1,020
Total current assets	204,905	143,476

Investment in unconsolidated subsidiaries	266	229
Property, equipment and leasehold improvements, net	28,541	26,907
Net investment in sales-type leases, net of current maturities	28,730	8,492
Goodwill	941	941

Total assets	$263,383	$180,045

LIABILITIES AND EQUITY
Current liabilities
Floor plan notes payable - manufacturer affiliated	$12,010	$12,379
Notes payable	21,814	3,921
Note payable to EarlyBird Capital	429	-
Trade notes payable	70,368	60,134
Accounts payable	5,364	1,270
Accounts payable, related parties	27,761	2,272
Other payables and accrued liabilities	8,867	5,189
Share repurchase obligations	8,218	-
Due to affiliates	10,592	5,894
Customer deposits	6,269	3,224
Customer deposits, related party	14,696	16,095
Income tax payable	2,923	1,674
Total current liabilities	189,311	112,052

AutoChina International Ltd.	Page 10
September 10, 2009

CONSOLIDATED BALANCE SHEETS - Continued
 (In thousands, except share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
Long term debt
Net deferred income tax liabilities	$1,312	$405

Total liabilities	190,623	112,457

Shareholders’ equity
Common stock - $0.001 par value, 50,000,000 shares authorized, 1,000 shares issued and outstanding	11	-
Additional paid-in capital	34,625	35,921
Statutory reserves	741	741
Non-controlling interests	7,871	6,950
Retained earnings	23,284	17,791
Accumulated other comprehensive income	6,228	6,185
Total shareholders’ equity	72,760	67,588

Total liabilities and equity	$263,383	$180,045

AutoChina International Ltd.	Page 11
September 10, 2009

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands)

	Six months ended June 30,
	2009	2008
	(unaudited)	(unaudited)

Cash flow from operating activities:

Net income	$5,493	$3,067

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,842	1,355
Loss on disposal of property, equipment and leasehold improvements	90	-
Deferred income taxes	(478)	(105)
Equity in earnings of unconsolidated subsidiaries	(37)	(17)
Gain on disposal of subsidiaries’ equity	-	(2,516)
Accretion of share repurchase obligations	(310)	-
Non-controlling interests	1,059	617

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	1,034	(559)
Net investment in sales-type leases	(49,278)	(19,828)
Inventories	2,431	(26,235)
Deposits for inventories	(13,019)	5,007
Prepaid expense and other current assets	519	427
Floor plan notes payable - manufacturer affiliated	(369)	(189)
Trade notes payable	10,234	17,257
Accounts payable	4,093	9,146
Other payable and accrued liabilities	1,213	(2,650)
Customers deposits	3,045	(1,488)
Customers deposits, related party	(1,399)	-
Income tax payable	1,249	432
Net cash provided by discontinued operations	-	10,553

Net cash used in operating activities	$(32,588)	$(5,726)

AutoChina International Ltd.	Page 12
September 10, 2009

CONSOLIDATED STATEMENTS OF CASH FLOW - Continued
(In thousands)

	Six months ended June 30,
	2009	2008
	(unaudited)	(unaudited)

Cash flow from investing activities:

Business acquisitions, net of cash acquired	$-	$542
Purchase of property, equipment, and leasehold improvements	(2,126)	(6,051)
Proceeds from the sale of property, equipment and leasehold improvements	1,024	68
Cash received from sales of subsidiaries’ equity	2,928	-
Cash relinquished upon sales of discontinued subsidiaries’ equity	-	(5,432)
Increase in note receivable	(769)	-
Increase in restricted cash	(12,524)	(5,361)
Increase in restricted cash held in escrow	(4,987)	-

Net cash used in investing activities	(16,454)	(16,234)

Cash flow from financing activities:
Floor plan borrowings - non - manufacturer affiliated, net	-	44
Proceeds from borrowings	36,389	2,076
Repayments of borrowings	(18,067)	-
Proceeds from affiliates	5,007	17,801
Proceeds from accounts payable, related party	25,489	-
Notes payable, related parties	-	(12,538)
Capital contributions	-	10,838
Changes in equity due to reverse merger	5,359	-
Dividends paid to non-controlling interest	(1,250)	-

Net cash provided by financing activities	$52,927	18,221

Effect of foreign currency translation on cash	113	(1)

Net increase (decrease) in cash and cash equivalents	3,998	(3,740)

Cash and cash equivalents, beginning of the period	17,406	12,820

Cash and cash equivalents, end of the period	$21,404	$9,080

Supplemental Disclosure of Cash Flow Information:

Interest paid	$1,572	$1,355
Income taxes paid	$1,617	$1,104

Non-cash transaction:

Share repurchase obligations	$8,528	$-

AutoChina International Ltd.	Page 13
September 10, 2009

PROFORMA CONSOLIDATED BALANCE SHEET
(Reclassified For Discontinued Operations)
(In thousands, except share and per share data)

June 30,
2009

(unaudited)
Assets:

Current assets:

Cash and cash equivalent	$5,589
Restricted cash	12,444
Restricted cash, held in escrow	4,987
Note receivable	769
Accounts receivable	1,583
Inventories	245
Deposits for inventories	14,332
Prepaid expenses and other current assets	1,194
Current maturities of net investment in sales-type leases	43,907
Deferred income tax assets	1,784
Assets of discontinued operations	146,071

Total current assets	232,905

Property, equipment and leasehold improvements, net	28,730
Net investment in sales-type leases, net of current maturities	1,748

Total assets	$263,383

AutoChina International Ltd.	Page 14
September 10, 2009

PROFORMA CONSOLIDATED BALANCE SHEET
(Reclassified For Discontinued Operations)
(In thousands, except share and per share data)

June 30, 2009
(unaudited)

Current liabilities:
Trade notes payable	$12,444
Notes payable to Earlybird Capital	429
Accounts payables	3,569
Accounts payables, related parties	27,761
Other payables and accrued liabilities	5,036
Share repurchase obligations	8,218
Due to affiliates	10,842
Customer deposits	2,159
Customer deposits, related parties	14,696
Income tax payable	709
Liabilities of discontinued operations	103,703

Total current liabilities	189,566

Long term debt:
Net deferred income tax liabilities	1,057

Total liabilities	190,623

Shareholders’ equity:
Common stock - $0.001 par value, 50,000,000 shares authorized, 1,000 shares issued and outstanding	11
Additional paid-in capital	34,625
Statutory reserves	741
Non-controlling interests	7,871
Retained earnings	23,284
Accumulated other comprehensive income	6,228

Total shareholders’ equity	72,760

Total liabilities and shareholders’ equity	$263,383

AutoChina International Ltd.	Page 15
September 10, 2009

PROFORMA CONSOLIDATED STATEMENTS OF INCOME
(Reclassified For Discontinued Operations)
(In thousands, except share and per share data)

	June 30, 2009	December 31, 2008
	(unaudited)

Net sales	$70,958	$34,059
Cost of sales	67,782	31,970
Gross profit	3,176	2,089

Operating expenses:
Selling and marketing	920	965
General and administrative	1,991	2,177
Other income, net	(50)	(162)
Total operating expenses	2,861	2,980
Income from operations	315	(891)

Other income (expenses) :
Other interest expense	(207)	(5)
Other interest expense, related parties	(221)	-
Interest income	2,928	2,253
Accretion of share repurchase obligation	(310)	(664)
Acquisition-related costs	(295)	-

Income before income taxes	2,210	693
Income tax provision (benefit)	342	185
Income from continuing operations	1,868	508
Income from discontinuing operations	3,625	6,871
Net income attributable to shareholders	$5,493	$7,379

Earning Per share
Basic
Continuing operations	$0.23	$0.06
Discontinued operations	0.44	0.83
	0.67	0.89
Diluted
Continuing operations	$0.21	$0.06
Discontinued operations	0.41	0.78
	0.62	0.84
Weighted average number of common shares
Basic	8,246,541	8,246,541
Diluted	8,809,069	8,809,069

AutoChina International Ltd.	Page 16
September 10, 2009

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(In thousands)

A reconciliation of EBITDA to net income is provided below:

In USD thousands, (unaudited)	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Net income attributable to shareholders	$3,792	$1,823	$5,493	$3,067
Plus: income attributable to non-controlling shareholders	670	273	1,059	617
Plus total finance expenses, net:	(1,079)	(15)	(1,563)	565
Plus: interest income – commercial vehicle financing	2,014	522	2,916	522
Plus: Equity in loss (earnings)	(37)	6	(37)	17
Plus: income tax (benefit)	1,855	261	2,539	1,065
Plus: Accretion of stock repurchase obligations	310	-	310	-
Plus: Acquisition-related costs	287	-	295	-
	7,812	2,870	11,012	5,853
Plus: depreciation and amortization	847	685	1,842	1,355
EBITDA	$8,659	$3,555	$12,854	$7,208